Exhibit 99.1

ITEM 3. SELECTED FINANCIAL INFORMATION

3.1- Financial information

			(in R$)
	December 31,
	2017	2016	2015
a. stockholders' equity	148,005,859,157	134,813,698,302	114,058,885,318
b. total assets	1,434,969,454,682	1,353,241,366,613	1,276,414,656,363
c. income (expenses) from financial operations(1)	66,365,485,475	66,369,043,158	72,725,135,171
d. gross income	92,810,170,746	96,540,030,066	70,676,938,145
e. net income	23,902,897,362	23,263,348,122	25,739,750,478
f. number of shares, former treasury shares (units) (2)	6,464,630,518	6,512,700,007	6,513,485,554
g. book value per share (reais unit) (2)	22.89	20.70	17.51
h. basic earnings per share (reais unit)	3.68	3.57	3.91
i. diluted earnings per share (reais unit)	3.65	3.54	3.89
j. other accounting information selected by the issuer	n/a	n/a	n/a

(1) As a financial institution, the Bank considers Income (expense) from income from financial operations as an indicator of net revenue.

(2) For better comparability, outstanding shares at 12/31/2015 were adjusted by the bonus occurred on 09/23/2016.

ITEM 11. ProjeCTIONS

11.1. Projections should identify:

Information provided in this item on perspectives for business, projections and operational and financial goals are solely forecasts, based on Management’s current expectations in relation to the Bank’s future. These expectations are highly dependent on market conditions and on the general economic performance of Brazil, the sector and international markets. For this reason, these expectations may change.

This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future occurrences and financial trends impacting our activities.

In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this forward-looking information.

Words such as “believe”, “may”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and the like are used to identify forward-looking statements, but are not the only way to identify such statements.

a) subject matter of the projection

a.1) Accumulated variation in the 12-month period:

•	Total loan portfolio, including endorsements, sureties and private securities;
•	Financial margin with clients;
•	Commissions and fees and Result from insurance operations; and
•	Non-interest expenses.

a.2) Accumulated amount in the 12-month period:

•	Cost of credit, includes result from loan losses, impairment and discounts granted; and
•	Financial margin with the market.

a.3) Expected income tax and social contribution.

a.4) The projections are calculated based on financial statements under BRGAAP.

b) projected period and the period for which the projection is valid

•	Projected period: fiscal year 2018;
•	Project validity: this year or until Management states otherwise.

c) assumptions of the projection indicating which ones may be influenced by the issuer´s management and those which are beyond its control

c.1) Assumptions under the control of Management for fiscal year 2018

Expectations disclosed to the market are based on the assumed alignment with the budget projected by the bank for 2018. The budgets for results and loan operations balance and equity account balances are evaluated to ensure this alignment. The intervals disclosed are defined according to the bank’s management’s expectations. It is worth pointing out that periodical analyzes are undertaken to check for the adherence between expectations disclosed and possible budget revisions or internal projections of results that may be carried out during the year due to changes in the macroeconomic outlook and in competitive or regulatory environment. Therefore, it is possible to evaluate the need for occasional changes in public expectations. Projections already include Citibank’ retail operations in Brazil in 2017 and 2018. These expectations do not include any possible acquisitions and partnerships that may occur in the future.

c.2) Assumptions beyond the control of Management for 2018

This looking-forward information is subject to uncertainties and assumptions including among other risks:

•	General economic, political, and business conditions in Brazil and variations in inflation, interest, and foreign exchange rates, and performance of financial markets;
•	General economic and political conditions abroad and in particular in the countries where we operate;
•	Government regulations and tax laws and respective amendments in the countries where we operate;
•	Disruptions and volatility in the global financial markets;
•	Increases in compulsory deposits and reserve requirements in the countries where we operate;
•	Regulation and liquidation of our business on a consolidated basis;
•	Failure or hacking of our security and operational infrastructure or systems;
•	Strengthening of competition and industry consolidation in the countries where we operate;
•	Changes that may impact our loan portfolios and the value of our securities and derivatives;
•	Losses associated with counterparty exposure;
•	Our exposure to the Brazilian public debt;
•	Occurrence of events that divert from the assumptions for pricing insurance, pension plan and capitalization products and inadequate reserves;
•	Unpredictable exposures can impact the effectiveness of our risk management policies;
•	Damage to our reputation;
•	Unanticipated contingencies can make the integration of acquired or merged businesses difficult;
•	Downgrade of our credit ratings;
•	Risk that we will not have sufficient financial resources to meet obligations by the respective maturity dates;
•	Recruiting and retention of skilled employees;
•	The hedging strategy may be unable to prevent losses;
•	Unfavorable court decisions involving material amounts for which we have no provision may affect our financial results;
•	Our business strategy may not provide the results expected by the company;
•	Misconduct of our employees; and
•	Other company’s risk factors are listed in item 4.1 Risk Factors of this Reference Form.

d) the amounts of the indicators that are the subject matter of the projection

Projections for fiscal year 2018

	Consolidated	Brazil[1]

Total Credit Portfolio[2]	From 4.0% to 7.0%	From 4.0% to 7.0%

Financial Margin with Clients	From -0.5% to 3.0%	From -1.0% to 2.5%

Financial Margin with the Market	Between R$4.3 bn and R$5.3 bn	Between R$3.3 bn and R$4.3 bn

Cost of Credit[3]	Between R$ 12.0 bn and R$ 16.0 bn	Between R$ 10.5 bn and R$ 14.5 bn

Commissions and Fees and Result from Insurance Operations[4]	From 5.5% to 8.5%	From 6.5% to 9.5%

Non-Interest Expenses	From 0.5% to 3.5%	From 0.5% to 3.5%

Effective Tax Rate[5]	From 33.5% to 35.5%	From 34.0% to 36.0%

(1) Includes units abroad ex-Latin America;

(2) Includes financial guarantees provided and corporate securities;

(3) Composed of Result from loan losses, impairment and discounts granted;

(4) Commissions and fees (+) Income from insurance, pension plan and capitalization operations (-) Expenses for claims (-) insurance, pension plan and capitalization selling expenses.

(5) Includes the recognition of new deferred tax assets at the rate of 40%.

These projections include Citibank’ retail operations in Brazil in 2017 and 2018.

It is noteworthy mentioning that for 2018 the Company considers, for management purposes, cost of capital of approximately 13.5% per year.

The practice of paying dividends and interest on capital, and respective payout simulations, as disclosed on September 26, 2017, are reflected in item 3.4 (Policy on Appropriation of Earnings – “b” Rules on distribution of dividends) of this Form.

On July 30, 2018, we disclosed the results for the second quarter of 2018 and informed that we kept unchanged the ranges of our 2018 forecast.

15.3 – Distribution of Capital

Date of last general stockholders’ meeting/ Date of last update	07.27.2018
Number of stockholders – individuals (units)	129,844
Number of stockholders – companies (units)	11,966
Number of institutional investors (units)	1,010

Outstanding shares

Outstanding shares correspond to the Issuer's total shares, except for those held by the parent company, the people related to the latter, the Issuer's management members, and treasury shares.

Number of common shares (units)	258,294,803	7.814000%
Number of preferred shares (units)	3,154,117,795	97.634000%
Total	3,412,412,598	52.209000%

ITEM 17. CAPITAL

17.1. Prepare a table containing the following information on capital:

a) issued capital, separated by class and type;

b) subscribed capital, separated by class and type;

c) paid-up capital, separated by class and type;

d) term for the payment of unpaid capital, separated by class and type;

e) authorized capital, stating number of shares, value and authorization date

Date of authorization or approval	In Brazilian reais	Term for the payment of capital that has not yet been paid up	Number of common shares (units)	Number of preferred shares (units)	Total number of shares (units)
Type of capital	Issued capital
07/27/2018	97,148,000,000		4,958,290,359	4,845,844,989	9,804,135,348
Type of capital	Subscribed capital
07/27/2018	97,148,000,000		4,958,290,359	4,845,844,989	9,804,135,348
Type of capital	Paid-up capital
07/27/2018	97,148,000,000		4,958,290,359	4,845,844,989	9,804,135,348
Type of capital	Authorized capital
07/27/2018	0,00		6,588,450,000	6,588,450,000	13,176,900,000

f) securities convertible into shares and conditions for conversion:

Not applicable

17.2. Capital increases

See information in item 17.5 of this Form.

17.3 - Information on splits, reverse splits and bonus shares

	Number of shares before approval (unit)			Number of shares after approval (unit)
Date of approval	Number of common shares	Number of preferred shares	Number of total shares	Number of common shares	Number of preferred shares	Number of Total shares
Bonus shares 04/29/2015	2,770,036,544	2,760,796,137	5,530,832,681	3,047,040,198	3,036,875,751	6,083,915,949
Bonus shares 09/14/2016	3,047,040,198	2,936,875,751	5,983,915,949	3,351,744,217	3,230,563,326	6,582,307,543
Stock split 07/27/2018	3,305,526,906	3,230,563,326	6,536,090,232	4,958,290,359	4,845,844,989	9,804,135,348

17.4. Information on capital reduction

Justification for not filling out the table:

No capital reduction.

17.5 – Other relevant information

Item 17.1 – Information - Capital

The Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2016 resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the Company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the Share Buyback programs approved by the Company’s Board of Directors. This cancellation was approved by the Central Bank of Brazil on June 7, 2016.

On December 15, 2017, the Board of Directors resolved to cancel 31,793,105 common book-entry shares, of its own stock and held as treasury stock, without reducing capital, acquired by the Company through the Share Buyback Program authorized by the Board of Directors on August 31, 2017. As a result of this cancellation, the capital of R$97,148,000,000.00 now comprises 6,550,514,438 book-entry shares with no par value, of which 3,319.951,112 are common and 3,230,563,326 are preferred shares, and the resulting change to the Bylaws was resolved on at the General Stockholders’ Meeting.

On February 22, 2018, the Board of Directors resolved to cancel 14,424,206 common book-entry shares, of its own stock and held as treasury stock, without reducing capital, acquired by the Company through the Share Buyback Program authorized by the Board of Directors on December 15, 2017. As a result of this cancellation, the capital of R$97,148,000,000.00 now comprises 6,536,090,232 book-entry shares with no par value, of which 3,305,526,906 are common and 3,230,563,326 are preferred shares, and the resulting change to the Bylaws was resolved on at the General Stockholders’ Meeting.

Item 17.2 – Capital increases

I – Supplementary information related to changes in the Company’s capital that took place in the past three years

Date of resolution	Body that resolved on the increase	Date of issue	Total amount of increase	Number of securities issued	Issue price	Payment method	Criterion	Private or public subscription	% in relation to last capital
04/29/2015	General Stockholders’ Meeting	04/29/2015	R$10,148,000,000.00	277,003,654 book-entry common shares 276,079,614 book-entry preferred shares	18.348051	Reserve capitalization and bonus shares	N/A	N/A	13.53066666666
09/14/2016	General Stockholders’ Meeting	09/14/2016	R$12,000,000,000.00	304,704,019 book-entry common shares 293,687,575 book-entry common shares	20.053757	Reserve capitalization and bonus shares	N/A	N/A	14.09310846996

II – Bonus shares – April 29, 2015

At the Extraordinary General Stockholders’ Meeting held on April 29, 2015, our stockholders approved the increase in capital stock in the amount of ten billion one hundred forty-eight million reais (R$10,148,000,000.00), with said capital stock increasing to eighty-five billion, one hundred and forty-eight million reais (R$85,148,000,000.00) from seventy-five billion reais (R$75,000,000,000.00), through the capitalization of the amounts recorded in the Issuer’s revenue reserves.

Capital will be increased through bonus shares with the issue of 553,083,268 new shares, of which 277,003,654 common and 276,079,614 preferred shares, to be granted free of charge to stockholders as bonus in the proportion of one (1) new share of the same type for each ten (10) shares held, and treasury stock will also be entitled to these bonus rights. The dividend distribution policy will remain unchanged, as a result of this approval. This transaction was approved by the Central Bank of Brazil on June 25, 2015.

III – Bonus shares – September 14, 2016

At the Extraordinary General Stockholders’ Meeting held on September 14, 2016, our stockholders approved the increase in capital stock in the amount of twelve billion reais (R$12,000,000,000.00), with said capital stock increasing to ninety-seven billion, one hundred and forty-eight million reais (R$97,148,000,000.00) from eighty-five billion, one hundred and forty-eight million reais (R$85,148,000,000.00), through the capitalization of the amounts recorded in the Issuer’s revenue reserves.

The capital will be increase through bonus in shares with the issue of 598,391,594 new shares, of which 304,704,019 are common and 293,687,575 are preferred shares, to be granted free of charge to stockholders as bonus in the proportion of one (1) new share of the same type for each ten (10) shares held, and treasury stock will also be entitled to these bonus rights. The dividend distribution policy will remain unchanged, as a result of this approval. This transaction was approved by the Central Bank of Brazil on September 23, 2016.

IV – Stock split – July 27, 2018

At the Extraordinary General Stockholders’ Meeting held on July 27, 2018, our stockholders approved the split in 50% of the current 6,536,090,232 book-entry shares with no par value that comprise the capital stock, of which 3,305,526,906 are common and 3,230,563,326 are preferred shares.

Therefore, the stock split will be carried out by issuing 3,268,045,116 new shares, of which 1,652,763,453 are common and 1,615,281,663 are preferred shares, which will be assigned free of charge to stockholders as a stock split. Accordingly, stockholders will receive one (1) new share for each two (2) shares of the same type they own, and treasury shares will also be split. There will be no changes in the dividend distribution policy as a result of such approval.

The Stockholders’ Meeting also approved an increase in the authorized capital limit, proportionally to the 50% stock split, so that the Company is authorized to increase capital stock in accordance with the resolution taken by the Board of Directors, irrespective of a statutory reform, up to the limit of thirteen billion, one hundred seventy six million, nine hundred thousand (13,176,900,000) shares, of which six billion, five hundred eighty eight million, four hundred fifty thousand (6,588,450,000) are common and six billion, five hundred eighty eight million, four hundred fifty thousand (6,588,450,000) are preferred shares.

This operation is pending approval by the Central Bank of Brazil.